SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CALENDAR OF CORPORATE EVENTS
2009

Company name	TAM S/A
Head office address	Av. Jurandir, 856 – Lote 04, 1º andar – São Paulo/SP
Website	www.tam.com.br
Investor Relations Officer	Name: Líbano Miranda Barroso E-mail: invest@tam.com.br Telephone number: +55 11 5582-8817 Fax: +55 11 5582-9167
Person in charge of the Investor Relations Area	Name: Roberta Bartoli de Noronha E-mail: invest@tam.com.br Telephone number: +55 11 5582-9715 Fax: +55 11 5582-8149
Newspapers (and place) in which corporate documents are published	Official Gazette of the State of São Paulo Valor Econômico (São Paulo)
The Company is subject to the arbitration of the Market Arbitration Panel, as per Commitment Clause included in its Bylaws.

Annual Financial Statements and Consolidated Financial Statements, as the case may be, for the fiscal year ended December 31, 2008
EVENT	DATE
Documents are available to Shareholders	03/31/2009
Publication of documents	03/31/2009
Documents are forwarded to BOVESPA	03/30/2009

Standardized Financial Statements– DFP, for the fiscal year ended December 31, 2008
EVENT	DATE
Documents are forwarded to BOVESPA	03/30/2009

Annual Financial Statements or Consolidated Financial Statements, as the case may be, pursuant to international standards, for the fiscal year ended December 31, 2008
EVENT	DATE
Documents are forwarded to BOVESPA	04/30/2009

Cash dividends in allocation of income related to the fiscal year ended December 31, 2008
Proceeds	Date of the Event	Amount (R$)	Amount in R$/share		Payment Date
			Common	Preferred
Dividend	Board of Directors’ Meeting – 03/27/2009	-	-	-	-
Interest on Own Capital	Board of Directors’ Meeting – 03/27/2009	-	-	-	-

1

Annual Information - IAN for the fiscal year ended December 31, 2008
EVENT	DATE
Documents are forwarded to BOVESPA	05/29/2009

Quarterly Information – ITR
EVENT	DATE
Documents are forwarded to BOVESPA
Related to the 1st quarter	05/14/2009
Related to the 2nd quarter	08/14/2009
Related to the 3rd quarter	11/12/2009

Quarterly Information in English or in accordance with international standards
EVENT	DATE
Documents are forwarded to BOVESPA
Related to the 1st quarter	05/07/2009
Related to the 2nd quarter	08/11/2009
Related to the 3rd quarter	11/12/2009

Annual Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	04/14/2009
04/15/2009
04/16/2009
Forward the Call Notice to BOVESPA, accompanied by the management proposal, if any	04/13/2009
Annual Shareholders’ Meeting	04/30/2009
Forward main resolutions of the Annual Shareholders’ Meeting to BOVESPA	04/30/2009
Forward the minutes of the Annual Shareholders’ Meeting to BOVESPA	04/30/2009

Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	08/01/2009 08/03/2009 08/04/2009 08/05/2009
Forward the Call Notice to BOVESPA, accompanied by the management proposal, if any	07/31/2009
Extraordinary Shareholders’ Meeting	08/18/2009
Forward main resolutions of the Extraordinary Shareholders’ Meeting to BOVESPA	08/18/2009

Public Meeting with Analysts
EVENT	DATE
Public Meeting with Analysts, open to other interested parties (APIMEC - SP) - 4Q08 Results (Place: Academia de Serviços Cmte. Rolim Adolfo Amaro – SP; address: Rua Ática, 673 – time: 9:00 am)	04/02/2009
Public Meeting with Analysts, open to other interested parties (APIMEC – SP) – 1Q09 Results (Place: Academia de Serviços Cmte. Rolim Adolfo Amaro – SP; address: Rua Ática, 673 – time: 9:00 am)	05/08/2009
Public Meeting with Analysts, open to other interested parties (APIMEC – SP) – 2Q09 Results (Place: Academia de Serviços Cmte. Rolim Adolfo Amaro – SP; address: Rua Ática, 673 – time: 9:00 am)	08/20/2009

Conference Call (Optional)
EVENT	DATE
Conference Call - 2008 results presentation	03/31/2009
Conference Call - 1st quarter results presentation	05/07/2009
Conference Call - 2nd quarter results presentation	08/14/2009
Conference Call - 3rd quarter results presentation	11/12/2009

Board of Directors’ Meetings already scheduled
EVENT	DATE
Board of Directors’ Meeting: Approval of the Share Buy-Back Program	01/30/2009
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	01/30/2009
Board of Directors' Meeting: Approval of the financial statements for the fiscal year ended December 31, 2008; Approval of distribution of dividends and interest on own capital	03/27/2009
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	03/30/2009

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.